UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 31, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 1. Fundamental Changes

On July 31, 2023, the directors of Music Licensing, Inc (hereinafter the “Company”), after being notified of this meeting and quorum being established, hereby agree upon the following by unanimous consent:

WHEREAS, the Company agrees that it is in the Company’s best interest to increase the current number of authorized shares.

IT IS THEREFORE RESOLVED THAT:

1.	The Company shall Change the number of authorized share to 100,000,000,000,000,000 for a total of 100,000,000,000,000,000 authorized shares.

2.	The authorized shares shall be Common Stock with all of the rights and privileges traditionally associated with holders of Common Stock.

This Resolution shall be effective immediately and shall be kept in within the books and records of the Company.

This increase in the current number of authorized shares will only become effective once the Company reincorporates to St. Kitts & Nevis

Exhibit 99.1	“RESOLUTION NO. 100”

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	July 31, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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